EXECUTION VERSION

Exhibit 4.7
EIGHTH SUPPLEMENTAL INDENTURE
        This EIGHTH SUPPLEMENTAL INDENTURE, dated as of May 22, 2020 (this “Eighth Supplemental Indenture”), is among Lennox Switzerland GmbH, a limited liability company incorporated in Switzerland (the “Guarantor”), Lennox International Inc., a Delaware corporation (the “Company”), each other existing Guarantor under the Indenture referred to below (the “Existing Guarantors”), and U.S. Bank National Association, as Trustee under the Indenture referred to below.
RECITALS
        WHEREAS, the Company, the Existing Guarantors and the Trustee have heretofore become parties to an Indenture, dated as of May 3, 2010 (the “Base Indenture”), as supplemented by the Sixth Supplemental Indenture (the “Sixth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) dated as of November 3, 2016, providing for the issuance of 3.000% Notes due 2023 of the Company (the “Notes”);
        WHEREAS, Section 8.06 of the Sixth Supplemental Indenture provides that the Company is required to cause the Guarantor to execute and deliver to the Trustee a supplemental indenture evidencing its guarantee of the punctual payment when due of all monetary obligations of the Company under the Indenture and the Notes on the terms and conditions set forth herein and in Article 8 of the Sixth Supplemental Indenture;
        WHEREAS, the Guarantor desires to enter into such supplemental indenture for good and valuable consideration, including substantial economic benefit in that the financial performance and condition of the Guarantor is dependent on the financial performance and condition of the Company, the obligations hereunder of which the Guarantor has guaranteed; and
        WHEREAS, pursuant to Section 8.01 of the Base Indenture, the parties hereto are authorized to execute and deliver this Eighth Supplemental Indenture to amend the Indenture, without the consent of any Holder.
        NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guarantor, the Company, the Existing Guarantors and the Trustee mutually covenant and agree for the benefit of the Holders of the Notes as follows:
1. Defined Terms. As used in this Eighth Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Eighth Supplemental Indenture refer to this Eighth Supplemental Indenture as a whole and not to any particular section hereof.
2. Agreement to Guarantee. The Guarantor, as primary obligor and not merely as surety, hereby jointly and severally with the Existing Guarantors, irrevocably and fully and unconditionally guarantees to each Holder and to the Trustee and its successor and assigns (the “Guarantee”), on a senior unsecured basis and equal in right of payment to all existing and future senior indebtedness of the Guarantor, the punctual payment when due of all monetary obligations of the Company under the Indenture and the Notes, whether for principal of or interest on the Notes, on the terms and subject to the conditions set forth in Article 8 of the Sixth Supplemental Indenture and agrees to be bound by (and shall be entitled to the benefits of) all other applicable provisions of the Indenture as a Guarantor.
3. Legal Restrictions on the Guarantor’s obligations. Notwithstanding any other provision hereof, the Base Indenture or the Sixth Supplemental Indenture, the obligations of the Guarantor hereunder and thereunder is at all times subject to the following limitations and requirements (which limitations and requirements also apply to all of the Guarantor’s joint liability, indemnities, guarantees and collateral for debt of, or other obligations to grant economic benefits to, its respective direct or indirect parent companies or sister companies, e.g., by way of restrictions of the Guarantor’s rights of set-off or subrogation or of its obligation to subordinate or waive claims, in each case as may be applicable, under the Indenture):

(a) If and to the extent (i) the Guarantor becomes liable under the Indenture for obligations of the direct or indirect parent companies (up-stream) or sister companies (cross-stream) of the Guarantor, “Restricted Obligations”) and (ii) if complying with such liability obligation would, under Swiss corporate law (among others, prohibiting capital repayments (Einlagerückgewähr), restricting profit distributions (Gewinnausschüttung) or protecting the legally protected reserves (gesetzlich geschützte Reserven)) not be permitted or otherwise be restricted at such time, then the Guarantor’s liability for Restricted Obligations shall be limited to the maximum amount of the Guarantor’s freely disposable quotaholder equity at the time or times of enforcement (the “Maximum Amount”). Such limitation shall only apply if and to the extent it is required under applicable Swiss mandatory law at the time of enforcement of the Guarantor's liability for Restricted Obligations and provided that such limitation shall not (generally or definitively) affect the obligations of the Guarantor under the Indenture and not free the Guarantor from its liability in excess of the Maximum Amount, but merely postpone the time of enforcement until such times when application towards discharging the Restricted Obligations is permitted under then applicable Swiss law. The Maximum Amount of freely disposable quotaholder equity shall be determined in accordance with applicable Swiss law and accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of the Guarantor on the basis of an audited balance sheet as of that time (including, if applicable and permitted by applicable Swiss law, an interim audited balance sheet).

(b) If the Guarantor making a payment in respect of Restricted Obligations under the Indenture is obliged to withhold tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer) ( “Swiss Withholding Tax”) in respect of such payment, the Guarantor shall:

(i) use its commercially reasonable efforts to procure (and cause its parent company and other relevant Affiliates to fully cooperate in any such procurement) that such payments can be made without deduction of Swiss Withholding Tax, or with deduction of Swiss Withholding Tax at a reduced rate, by discharging the liability to such tax by notification pursuant to applicable law (including double tax treaties) rather than payment of the tax;

(ii) if the notification procedure pursuant to paragraph (i) above does not apply, deduct Swiss Withholding Tax at the rate of 35% (or such other rate as in force from time to time), or if the notification procedure pursuant to paragraph (i) above applies for a part of the Swiss Withholding Tax only, deduct Swiss Withholding Tax at the reduced rate resulting after the discharge of part of such tax by notification under applicable law, from any payment made by it in respect of Restricted Obligations and promptly pay any such taxes to the Swiss Federal Tax Administration (Eidgenössische Steuerverwaltung);

(iii) promptly notify the Trustee that such notification, or as the case may be, deduction has been made and provide the Trustee with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration;

(iv) in the case of a deduction of Swiss Withholding Tax, use its commercially reasonable efforts to ensure that any person other than the Trustee, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment in respect of Restricted Obligations, will, as soon as possible after such deduction (x) request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), (y) pay to the Trustee upon receipt any amounts so refunded; and (z) if the Holders are entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment and if requested by the Trustee, provide the Trustee those documents that are required by law and applicable tax treaties to be provided by the payer of such tax in order to enable the Holder to prepare a claim for refund of Swiss Withholding Tax; and

(v) to the extent such a deduction is made, shall not be obliged to either gross-up or indemnify any party under the Indenture, unless such payment is permitted under the laws of Switzerland then in force. This paragraph (v) is without prejudice to the gross-up or indemnification obligations of the Company or the Existing Guarantors (other than the Guarantor).

(c) If the Guarantor is obliged to withhold Swiss Withholding Tax in accordance with paragraph (b) above, and if the Maximum Amount is not fully utilized, the Trustee, the Holders and their permitted successors, transferees and assigns shall be entitled to further enforce the Indenture against the Guarantor and apply proceeds therefrom against the Restricted Obligations up to an amount which is equal to that amount which would have been obtained if no withholding of Swiss Withholding Tax were required, whereby such further enforcements shall always be limited to the Maximum Amount.

(d) If and to the extent requested by the Trustee, the Holders or their permitted successors, transferees and assigns, and if and to the extent this is from time to time required under Swiss law (restricting profit distributions), in order to allow the Holders to obtain a maximum benefit under the Indenture, the Guarantor shall promptly implement all such measures and/or to promptly procure the fulfilment of all prerequisites allowing the prompt unlimited application of the proceeds from the enforcement of the Guarantee and other security created under the Indenture and allowing the Guarantor to promptly perform its obligations and make the (requested) payment(s) under the Indenture from time to time, including the following:

(i) preparation of an up-to-date audited balance sheet of the Guarantor;

(ii) confirmation of the auditors of the Guarantor as to the Maximum Amount;

(iii) approval by a quotaholders’ meeting of the Guarantor of the capital distribution;

(iv) if the enforcement of the Guarantor’s obligations in respect of Restricted Obligations would be limited due to the effects referred to in this section 2, then the Guarantor shall, to the extent permitted by applicable Swiss law and accounting principles write up or realize any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for the business (nicht betriebsnotwendig) of the Guarantor; and

(v) all such other measures necessary to permit performance by the Guarantor of its obligations under the Indenture and application of the proceeds from the enforcement of such obligations with a minimum of limitations.
4. Termination, Release and Discharge. The Guarantee shall terminate and be of no further force or effect, and the Guarantor shall be released and discharged from all obligations in respect of the Guarantee, as and when provided in Section 8.03 of the Sixth Supplemental Indenture.
5. Parties. Nothing in this Eighth Supplemental Indenture is intended or shall be construed to give any Person, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of the Guarantee or any provision contained herein, the Base Indenture or in Article 8 of the Sixth Supplemental Indenture.
6. Governing Law. This Eighth Supplemental Indenture and the Notes shall be deemed to be a contract under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of such State, except as may otherwise be required by mandatory provisions of law.
7. Ratification of Indenture; Supplemental Indentures Part of Indenture. The Indenture, as supplemented by this Eighth Supplemental Indenture, is in all respects ratified and confirmed, and this Eighth Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.
8. Trustee Makes No Representation; Trustee’s Rights and Duties. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representation as to the validity or sufficiency of this Eighth Supplemental Indenture and shall not be liable in connection therewith. The rights and duties of the Trustee shall be determined by the express provisions of the Indenture and, except as expressly set forth in this Eighth Supplemental Indenture, nothing in this Eighth Supplemental Indenture shall in any way modify or otherwise affect the Trustee’s rights and duties thereunder.
9. Counterparts. This Eighth Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.
10. Headings. The section headings herein are for convenience only and shall not affect the construction hereof.
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        IN WITNESS WHEREOF, the parties hereto have caused this Eighth Supplemental Indenture to be duly executed as of the date first above written.
 LENNOX INDUSTRIES INC.
ALLIED AIR ENTERPRISES INC.
LENNOX GLOBAL LLC
HEATCRAFT INC.
HEATCRAFT REFRIGERATION PRODUCTS LLC
ADVANCED DISTRIBUTOR PRODUCTS LLC
LENNOX NATIONAL ACCOUNT SERVICES LLC
LGL AUSTRALIA (US) INC.
LGL EUROPE HOLDING CO.

By:	/s/Richard A. Pelini
Name: Richard A. Pelini
Title: Vice President and Treasurer

LENNOX INTERNATIONAL INC.
By:	Richard A. Pelini
Name: Richard A. Pelini
Title: Vice President and Treasurer

LII MEXICO HOLDINGS LTD.
By:	/s/ Erik Eduard Hagethorn
Name: Erik Eduard Hagethorn
Title: Director

LENNOX SWITZERLAND GMBH
By:	/s/ Sarah Wood Braley
Name: Sarah Wood Braley
Title: President of Management

U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE
By:	/s/ Kristel Richards Jech
Name: Kristel Richards Jech
Title: Vice President